UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 13, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

OncoMed Pharmaceuticals, Inc.
File Nos. 1-35993 and 333-181331
CF#36348

   OncoMed Pharmaceuticals, Inc. submitted an application under Rules 406 and
24b-2 requesting an extension of previous grants of confidential treatment for
information it excluded from the Exhibits to Form S-1 filed on May 11, 2012, as
amended; Forms 10-Q filed on November 13, 2013, November 5, 2015, November 1,
2016 and Forms 10-K filed on March 12, 2015 and March 9, 2017.

   Based on representations by OncoMed Pharmaceuticals, Inc. that this information
qualifies as confidential commercial or financial information under the Freedom of
Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined
not to publicly disclose it. Accordingly, excluded information from the following
exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1(A)	S-1	May 11, 2012	through May 11, 2021
10.1(B)	S-1	May 11, 2012	through May 11, 2021
10.1(C)	S-1	May 11, 2012	through May 11, 2021
10.2	S-1	May 11, 2012	through May 11, 2021
10.2(B)	S-1	May 11, 2012	through May 11, 2021
10.4(A)	S-1	May 11, 2012	through May 11, 2021
10.4(B)	S-1	May 11, 2012	through May 11, 2021
10.4(C)	S-1	May 11, 2012	through May 11, 2021
10.4(F)	S-1	May 11, 2012	through May 11, 2021
10.4(I)	S-1	May 11, 2012	through May 11, 2021
10.21	S-1	May 11, 2012	through May 11, 2021
10.3(A)	S-1	May 11, 2012	through May 11, 2021
10.3(B)	S-1	May 11, 2012	through May 11, 2021
10.9	10-Q	November 13, 2013	through May 11, 2021
10.3(C)	10-K	March 12, 2015	through May 11, 2021
10.20(B)	10-K	March 12, 2015	through May 11, 2021
10.1	10-Q	November 5, 2015	through May 11, 2021
10.1	10-Q	November 1, 2016	through May 11, 2021

10.2(F)   10-K   March 9, 2017   through May 11, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary